Christopher Trueax

Associate

+1.215.963.5608

Christopher.Trueax@morganlewis.com

November 28, 2023

FILED AS EDGAR CORRESPONDENCE

David Matthews, Esq.

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	The Advisors’ Inner Circle Fund II 485(a) Filing (File Nos. 033-50718 and 811-07102)

Dear Mr. Matthews:

On behalf of our client, The Advisors’ Inner Circle Fund II (the “Trust”), this letter responds to the comments you provided on behalf of the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”) via telephone, regarding the Trust’s post-effective amendment no. 289, under the Securities Act of 1933, as amended (the “1933 Act”), and amendment no. 293, under the Investment Company Act of 1940, as amended (the “1940 Act”), to its registration statement filed with the SEC pursuant to Rule 485(a) under the 1933 Act (the “Amendment”) with respect to the CastleArk Large Growth ETF (the “Fund”). Below, we have briefly summarized your comments, followed by our responses. Where indicated, certain of the responses are based on information provided by CastleArk Management LLC (the “Adviser”) for the specific purpose of responding to the Staff’s comments. Capitalized terms not defined herein should be given the meaning provided in the Amendment.

Comment on the Prospectus

1.	Comment.	In the “Fund Fees and Expenses” section, please consider including a footnote discussing the basis for the zero percent estimate for Other Expenses.

	Response.	The Trust believes the fee table is appropriately prepared. The Adviser has a unitary management fee. Pursuant to this arrangement, the investment advisory agreement between the Trust, on behalf of the Fund, and the Adviser provides that the Adviser will pay all expenses incurred by the Fund except for: the advisory fee, costs of borrowing money, including interest expenses, interest, taxes and government fees, securities lending expenses, brokerage fees and commissions (including research and soft dollars) and other expenses incurred in placing orders for the purchase and sale of securities and other investment instruments, acquired fund fees and expenses, accrued deferred tax liability, other transaction expenses, non-routine expenses, extraordinary expenses, if any, and distribution fees and expenses paid by the Fund under any distribution plan adopted pursuant to Rule 12b-1 under the 1940 Act (collectively, “Excluded Expenses”). Such Excluded Expenses are not anticipated to exceed 0.01% of the Fund’s average daily net assets for its initial fiscal period. Therefore, the Fund has not included such expenses in the “Other Expenses” line item in the Fund’s fee table, and the Trust does not believe that further explanation via a footnote to the fee table is necessary.

2.	Comment.	Please confirm, supplementally, that the Fund does not have any contractual or voluntary fee waiver, reimbursement or recoupment arrangements in place. If the Fund has such arrangements, please disclose them in a footnote to the Fee Table.

	Response.	The Trust confirms that the Fund does not have any contractual or voluntary fee waiver arrangement.

3.	Comment.	In the “Principal Investment Strategies” section, please provide additional details about the Adviser’s approach to a growth investment style and how it relates to the Fund’s investment focus in large cap issuers.

	Response.	The Trust has made the requested revisions.

4.	Comment.	In the “More Information About the Fund’s Investment Objective and Strategies” section, please include additional disclosure explaining the Adviser’s bottom-up fundamental analysis used to select stocks the Adviser’s initial and ongoing portfolio diligence monitoring and risk management processes.

	Response.	The Trust has made the requested revisions.

Comment on the SAI

5.	Comment.	In the “Investment Limitations – Non-Fundamental Policies” section, under “Diversification,” please either add disclosure noting that the Fund is non-diversified or remove the paragraph completely.

	Response.	The referenced disclosure has been deleted.

6.	Comment.	Within the section “Acceptance of Orders of Creation Units,” please delete the word “absolute” in the first sentence. In addition, please delete sub-sections “d” and “f” from the disclosure.

	Response.	In response to this Comment, the Trust has made the changes to the referenced disclosure indicated below.

“The Trust reserves the ~~absolute~~ right to reject an order for Creation Units [~~transmitted to it by the Distributor~~] in respect of the Fund at its discretion, including, without limitation, if (a) the order is not in proper form or the Deposit Securities delivered do not consist of the securities that the Custodian specified; (b) the Deposit Securities or Deposit Cash, as applicable, delivered by the Participant are not as disseminated through the facilities of the NSCC for that date by the Custodian; (c) the investor(s), upon obtaining the shares ordered, would own 80% or more of the currently outstanding shares of the Fund; (d[~~) acceptance of the Deposit Securities would have certain adverse tax consequences to the Fund; (e~~]) the acceptance of the Fund Deposit would, in the opinion of counsel, be unlawful; ([~~f) the acceptance of the Fund Deposit would otherwise, in the discretion of the Trust or the Adviser, have an adverse effect on the Trust or the rights of beneficial owners; (g~~]e) the acceptance or receipt of the order for a Creation Unit would, in the opinion of counsel to the Trust, be unlawful; or ([~~h)~~]f) in the event that circumstances outside the control of the Trust, the Custodian, the Transfer Agent, the Distributor and/or the Adviser make it for all practical purposes not feasible to process orders for Creation Units.

Examples of ~~such~~ circumstances outside the control of the foregoing Fund stakeholders include acts of God or public service or utility problems such as fires, floods, extreme weather conditions and power outages resulting in telephone, telecopy and computer failures; market conditions or activities causing trading halts; systems failures involving computer or other information systems affecting the Trust, the Distributor, the Custodian, a sub-custodian, the Transfer Agent, the Adviser, DTC, NSCC, Federal Reserve System, or any other participant in the creation process, and other extraordinary events. The Distributor shall [~~notify a prospective creator of a Creation Unit and/or~~]communicate to the Authorized Participant [~~acting on behalf of the creator of a Creation Unit of~~ ]its rejection of the order[ ~~of such person~~]. The Trust, the Transfer Agent, the Custodian, any sub-custodian and the Distributor are under no duty, however, to give notification of any defects or irregularities in the delivery of Fund Deposits nor shall either of them incur any liability for the failure to give any such notification. The Trust, the Transfer Agent, the Custodian and the Distributor shall not be liable for the rejection of any purchase order for Creation Units. Given the importance of the ongoing issuance of Creation Units to maintaining a market price that is at or close to the underlying net asset value of the Fund, the Trust is not intending to suspend acceptance of orders for Creation Units.”

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If you have any questions, need any additional information or would like any clarification, please contact me at (215) 963-5608.

Very truly yours,

/s/ Christopher Trueax
Christopher Trueax

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